

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 20, 2006

Mr. Lloyd J. Bardswich
Gentor Resources, Inc.
1 Alder Gulch Road
Virginia City, Montana 59755

> **Re:** **Gentor Resources, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 27, 2005**
> **File No. 333-130386**

Dear Mr. Bardswich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   For your property, provide the disclosures required by Industry Guide 7(b). In particular, provide:
- The location and means of access to the property.
- A map(s) showing the location of your property.
- Any conditions that you must meet in order to obtain or retain title to the property.
- A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
- A description of the present condition of the property.

- A description of any work completed on the property.
- A description of equipment and other infrastructure facilities.
- The current state of exploration of the property.
- The total cost of your property incurred to date and planned future costs.
- The source of power that can be utilized at the property.
- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7(b)(1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

2. Insert a small-scale map showing the location and access to your property. Note that SEC's EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-551-8900. Otherwise, provide the map to the staff for our review.

3. Please remove from the exhibits the technical report by Roscoe Postle Associate Inc. (Exhibit 99.01). Industry Guide 7 specifically prohibits technical studies being inserted into registration statements or attached as exhibits. Also remove from the prospectus, all references to the technical report as an exhibit. For example, see the disclosure on page 34.

4. Please explain what is meant by references such as the following: (i) at page 4, to "certain historical data" ("report[ing] the presence of gold-bearing mineral deposits on the Subject Claims"); (ii) at page 5, "historical results;" (iii) at page 15, "reports" ("indicat[ing] that the Subject Claims contained detectable levels of gold in the past"); and (iv) at page 27, "historical reports about our claims." Please identify the sources of such data, results and reports. In accordance with Industry Guide 7(b)(2), please furnish a complete copy of every material engineering, geological or metallurgical report (in addition to the technical report attached as an exhibit to the prospectus and described *infra*) concerning the property, including governmental reports which are known or available to the issuer. Every such report should include the name of its author and the date of its preparation, if known to Gentor.

5.   As a general checklist, when reporting the results of sampling and chemical analyses:
- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
- Eliminate all disclosure of the highest values or grades of sample sets.
- Eliminate grades disclosed as "up to" or "as high as."
- Eliminate statements containing grade and/or sample-width ranges.
- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
- Generally, use tables to improve readability of sample and drilling data.
- Soil samples may be disclosed as a weighted average value over an area.
- Refrain from reporting single soil sample values.
- Convert all ppb quantities to ppm quantities for disclosure.

Revise the entire filing accordingly.

6.   Within the filing, identify the assay laboratory, describe the analytical method used to assay the samples. Specify the fire assay charge/weight or the atomic absorption (AA) methodology used and the detection limits associated with these assay techniques.

Cover Page

7.   Please highlight the cross-reference to the risk factors section. See Item 501(a)(5) of Regulation S-B.

8.   Please indicate that the funds in the escrow account will be promptly returned to the investors if the minimum is not reached. See Rule 10b-9 of the Securities Exchange Act of 1934. Revise throughout the offering circular as appropriate.

Inside Front and Outside Back Cover Page of Prospectus

9.   In light of the Rule 415 undertakings in Part II of the registration statement, please revise or remove the statement on page two that "[t]he information in this prospectus may only be accurate on the date of this prospectus." Also revise or remove the statement on the outside back cover page of the prospectus that "[n]either the delivery of this prospectus nor any sale made will, under any circumstances, create any implication that there has been no change in the affairs of Gentor Resources, Inc. since the date of this prospectus or that the information is contained in this prospectus is correct as of any time subsequent to its date."

Prospectus Summary, page 4

10. Please revise the "Prospectus Summary," Management's Plan of Operation" section and the "Proposed Business" section to comply with the requirements of Rule 421 of Regulation C. Please use definite concrete everyday words. In the summary and business section, you employ many technical terms and jargon that may be confusing and difficult for an average reader to understand. For example, you include terms and phrases such as "adith," underground "workings," "trenching," "chip and channel" sampling, etc. Please do not include technical terms or jargon in the forepart of your prospectus, including your summary. Please remove unnecessary technical terms or jargon from the body of the prospectus. Where technical terms or jargon have to be used later in the filing, please explain them in ordinary, everyday language when first used.

11. In the first paragraph, please state that Gentor is an exploration stage company (as that term is defined in Securities Act Industry Guide 7(a)(4)(i)). Please provide the definition of "exploration stage corporation" as set forth in Guide 7(a)(4)(i). Provide similar disclosure in the business section.

12. We note that the information provided under the caption "Our Proposed Business" at page 4 largely repeats the information provided under the caption "Management's Plan of Operation" at pages 25-27 of the prospectus. Summary information, as required by Item 503 of Regulation S-B and the instruction to paragraph 503(a), should only briefly describe the proposed activities of Gentor. The summary should not contain, and is not required to contain, all of the detailed information in the prospectus. Please revise the prospectus accordingly.

Risk Factors at page 9

Risks Related to Our Proposed Business, page 10

13. Some of the identified risk factors are overly broad and/or generic. For example, the prospectus refers, without explanation, to "the extraordinary risks, unforeseen expenses and problems that newly formed mineral exploration companies normally encounter." The prospectus further states that the business may not develop in the manner anticipated; that "our officer may be unable to effectively or efficiently operate our business;" that new mineral exploration companies "can be expected to encounter unanticipated problems relating to exploration;" and that "[t]he likelihood of success must be considered in the light of problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake." Please replace this general language with specific disclosure of the material risks that Gentor may encounter in its exploration problem and discuss how they would affect Gentor.

14.   In risk factor eight, regarding the need to raise additional capital or to locate a joint venture partner, we note that the subheading does not discuss the risks disclosed in the narrative. Please revise the subheading to discuss the relevant risks.

15.   In risk factor 14, please remove the statement in the narrative that "[r]eports indicate that our Subject Claims contained detectable levels or gold in the past." Risk factor should generally focus upon the risks.

Risks Related to This Offering, page 18

16.   In risk factor six under this subsection, we note the disclosure in the subheading that the interests of the controlling stockholders could conflict with those of the other stockholders. In the risk factor narrative, please briefly describe the potential conflicts of interest.

17.   In risk factor eight, we note the disclosure that the company has discretion in the application of proceeds of the offering. Please note that Item 504 of Regulation S-B does not allow for other appropriation than the purpose and priority disclosed in the "Use of Proceeds" section. Please revise accordingly.

Forward-Looking Statements, page 21

18.   Please explain the statement "our ability to make an acquisition."

Use of Proceeds, page 22

19.   We note that the table at page 22 differs from the budget for Phase I contained in the technical report by Roscoe Postle Associates Inc., insofar as, among other things, the table provides for no general and administrative expenses and no contingencies, whereas the technical report provides for $13,000 expenses and $12,000 for contingency @ 10%. Please explain these differences.

20.   Please explain the entries in the use of proceeds table for "reserve for properties" and how these amounts were calculated. Why does the amount of the reserve remain the same if an amount of common shares between 70,000 and 200,000 is sold?

21.   We note that the table at page 21 indicates that if 140,000 shares are sold in the offering for proceeds in an amount of $700,000, amounts of $50,000 and $100,000 are earmarked for assessment of other properties and acquisition of properties, respectively. Please explain in the plan of operation section whether proceeds would be used for these purposes only if Phase 2 has been completed. If

not, please explain why the assessment of other properties and/or acquisition of other mining claims would take priority over the effort to determine whether the Subject Claims have any commercial value.

22.   Please describe the assets to be acquired and identify the person(s) from whom they would be acquired; if that person(s) is an affiliate(s) of Gentor, please identify the affiliate(s) by name and set forth the principle followed in determining the cost to Gentor. See Instruction 2 to Item 504 of Regulation S-B.,

23.   As of September 30, 2005, Gentor had $19,365 in available cash and $31,703 in current liabilities. The prospectus states at page 28 that Gentor is "entirely reliant upon receipt of at least the minimum proceeds of our offering to commence our proposed operations." The proposed use of proceeds, see page 21, does not appear to include current liabilities. Please explain in this section and the plan of operation section how Gentor would address current liabilities if it receives the minimum proceeds of the offering. Please also discuss how Gentor would deal with current liabilities if the proceeds of the offering exceed $175,000.

24.   We note the disclosure in the last paragraph of this section. Please describe whether the funds will be invested in such manner while the company is raising the minimum amount. If yes, please describe if the funds are returned to investors, whether the investors would receive any of the returns received from the funds.

Offering Price

25.   Please include the disclosure required by Item 505 of Regulation S-B.

Management's Plan of Operation at page 25

26.   Please describe the company's plan of operation for the next twelve months as required by Item 303(a) of Regulation S-B. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. Also include those milestones which do not require funding. See Item 303(a)(1) of Regulation S-B.

27.   Please add a description of the provisions of the Option Agreement that would allow either Gentor or the Owner to cancel the agreement. Please see also the comments under the caption, "Exhibits," *infra*, concerning the Option Agreement.

28. To promote investor understanding, please explain in layman's terms, as possible, the conclusions of the technical report on the Delmoe Lake Property prepared by N. Eric Fier, a consulting geologist and mining engineer associated with Roscoe Postle Associates. For example, the technical report states at page 15: "The Delmoe Lake property contains a structure with quartz veining showing an estimated continuous strike length of 4,000 feet. Highly anomalous gold is present within the structure with values ranging from trace to 0.612 oz/ton Au." Please revise accordingly.

29. With respect to Gentor's proposed exploration program, please explain in this section or the business section, how Gentor intends to carry out Phase 1 and/or Phase 2 in view of Gentor's very limited arrangements concerning employees and its apparent lack of equipment for use in mining operations. Please explain how necessary equipment will be made available to Gentor for its exploration program. In addition, please explain what construction Mr. Henry will oversee and by whom it will be undertaken.

30. The plan of operation should be tied more closely to the various potential amounts of proceeds that Gentor could receive from the offering and the measures that Gentor would be able to undertake with these various amounts of funds. We note that the discussion of use of proceeds in the prospectus at page 22 indicates proposed expenditures based on the receipt of $175,000, $350,000, $700,000 and $1,000,000, respectively, but these budgets are not linked to the carrying out of Phase I and Phase 2 of Gentor's proposed exploration program. Please revise accordingly.

31. The prospectus states at page 6 that, if Gentor receives the minimum proceeds, it will "have adequate funds to complete Phase 1 of our exploration program," but not to proceed with Phase 2. Gentor anticipates that Phase 1 will cost approximately $140,000, see page 6. Please explain whether the basis for this estimate is from the technical report prepared by Roscoe Postle Associates Inc.

32. If the results of Phase 1 "do not confirm historical results" or if Phase 1 "does not produce favorable results," see page 6, Gentor anticipates that, if it has adequate funds, it will not terminate the Option Agreement and, in addition, will also acquire new claims for exploration. Please explain who will determine, and how, that Phase 1 did not "produce favorable results." Please explain also the desirability of maintaining the Option Agreement in these circumstances. In particular, please discuss and explain, see page 32, how the "hope for higher gold prices" is related to Gentor's intention not to terminate the Option Agreement if the results of Phase 1 do not confirm "historical results."

33.   As of September 30, 2005, Gentor had generated no revenues, had a loss from operations of $62,338 and accumulated deficit of $62,338, see page 7 and the notes to financial statements. Note 1 to the financial statements states that "[t]he Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements for the year ending September 30, 2006." It is not clear how Gentor would be able to make the payments required under the Option Agreement, still less to acquire new claims, if Gentor were to maintain the Option Agreement, as described on page 32. Please discuss.

34.   As noted previously, receipt of the minimum proceeds would not enable Gentor to proceed to Phase 2 of the exploration program. Without Phase 2, however, any positive results derived from Phase 1 would not permit Gentor to conclude that the Subject Claims are commercially viable, as noted at page 6 ("Until we have completed Phase 2 of our exploration program, we can not determine if commercially viable gold deposits exist within the Subject Claims.") The prospectus should explain why the completion of Phase 1 alone would be insufficient to permit such a determination. Please revise.

35.   Please briefly discuss in this section or the business section, the company's plan of operation if the company completes phase 2. Please discuss the company's plan of operation if minerals would be discovered or not. Please reconcile your disclosure with risk factor eight.

Proposed Business, page 31

36.   As required by Industry Guide 7, Description of property by issuers engaged or to be engaged in significant mining operations, and in accordance with the instruction to paragraph (b)(2), please: (1) describe the duration of the Option Agreement, and (2) provide a brief history of previous operations on the property, including the names of previous operators, insofar as known.

Future Plans, page 32

37.   Please describe when the company will search for additional properties. Please describe where the company intends to search for such properties and what type of interests in the properties the company expects to obtain, e.g. lease. Also discuss whether the company would undertake mineral exploration on its own or would the company seek a joint venture partner. If the company would undertake mineral exploration on its own, would the company seek to raise additional funds or would the company use any of the funds raised in this offering for such mineral exploration? Please explain.

The Option Agreement, page 33

38.   Please describe the principal terms of the option agreement in more detail. For example, please describe the company's rights under the agreement, such as exploration privilege, mineral rights and option to purchase. Also see our comments under "Exhibits."

Employees, page 34

39.   We note the statement that "[w]e expect that Mr. Dale will also be engaged as a consultant to third-party companies engaged in mining businesses that may be competitive to us." Please explain in more detail the conflicts of interest. You may want to include a risk factor regarding the conflicts of interest.

Facilities, page 35

40.   Please describe whether the company has ownership of the property where it has its principal executive offices. See Item 102 of Regulation S-B.

Other

41.   The prospectus states at page 13 that, "Most, if not all, of our competition will be from larger, more well [sic] established and better financed companies." Item 101(b)(4) contemplates that the issuer will describe, to the extent material to an understanding of the issuer, competitive business conditions and the small business issuer's competitive position in the industry and methods. Please revise the business section to discuss the competitive business conditions.

Management at page 35

42.   For each officer and director, please describe the person's business experience during the past five years. See Item 404(a)(4) of Regulation S-B. In the description, please include the beginning and ending dates of employment and a brief description of the employer's business.

Certain Transactions, page 39

43.   Please identify the promoters and include the names of the promoters and anything of value received or to be received by each promoter, directly or indirectly, from the issuer as required by Item 404(d) of Regulation S-B. For example, please include the names of the founders, the amount of common stock each person received and the amount each person paid for the stock.

Shares Eligible for Future Sale, page 41

44.   Please indicate the amount of common stock that could be sold pursuant to Rule 144 under the Securities Act as required by Item 201(a)(2)(ii) of Item 201 of Regulation S-B.

Plan of Distribution, page 41

45.   Pleas disclose whether the person(s) offering the securities on your behalf will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. If applicable, please provide an analysis of your basis for your reliance on this safe harbor for each participant.

46.   Please disclose more detail regarding the manner in which these securities will be offered. For instance, will the responsible individuals solicit investors through direct mailings and/or through personal contact? Will you utilize sales material in promoting the sale of the shares pursuant to this prospectus? If so, we remind you of the Section 5 prohibition against utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act. Supplementally, please confirm your understanding of this requirement and send us a copy of these materials for our review.

47.   Please disclose whether your officers, directors, employees, and affiliates may purchase shares. If they will purchase shares in the offering, please confirm, if true, that:
   •   no offers were made prior to the filing of the registration statement;
   •   subsequent offers were made only with the prospectus; and
   •   no funds have or will be committed or paid prior to effectiveness of the registration statement.

Legal Matters at page 44

48.   Please explain why Mr. Gilbert or Edward H. Gilbert, P.A. may be entitled to a yet undetermined amount of common shares of Gentor. Please discuss any agreements.

Financial Statements, page 45

49.   Your attention is directed to Item 310(g) of Regulation S-B and the possible need for updated financial statements and related disclosures.

Part II - Exhibits

Option Agreement

50.   Please file on EDGAR an executed copy of the Option Agreement. We note, among other things, that the agreement does not specify the effective date of the agreement. In addition, certain sections of the agreement appear to be missing, including section 1.4, section 4.3, section 37.1 and section 38.2. Please address these deficiencies or advise us why these sections are not included.

51.   Section 5.7 of the draft agreement provides that "Gentor shall mean United Gentor Development Corporation, its assigns and successors." In the business section, please identify this entity and its owners and explain its relationship to the issuer. Please explain why the Option Agreement identifies the parties to the agreement as "Owner" and "Gentor Resources, Inc., a Florida corporation, hereinafter referred to as 'Gentor.'"

52.   Section 38.1 provides among other things that, upon the written consent of the Owner, which shall not unreasonably be withheld, Gentor may "at any time and from time to time, in its sole and uncontrolled discretion, ... sell, dispose of or deal with this Agreement or any portion of its interest herein on such terms and conditions and by way of lease, farm-in, joint venture, option or otherwise and for such consideration as Gentor shall see fit." Please explain in the business section the circumstances in which Gentor would exercise this right. Please explain also the provision in Section 38.1 that, "Gentor shall make arrangements with Owner on the issuance of shares, should Gentor sell this Agreement before all shares have been issued."

53.   The draft agreement recites that "Gentor desires to obtain and Owner is willing to grant a mining lease of the Premises, together with an exclusive option to purchase the Premises." However, section 37.2 of the draft agreement provides that, "Gentor shall have the right of first refusal to purchase all of the right, title, and interest of the Owner in the Premises, including its rights hereunder, for thirty (30) days following Gentor's receipt of a copy of a bona fide offer submitted to the Owner by a third party in an arm's length transaction, and which has been determined by the Owner to be acceptable." Please explain in the business section.

54. As discussed previously, the prospectus states at page 15 that Gentor does not have and does not expect to obtain "in the foreseeable future" any insurance against the risks and hazards of mineral exploration. We note, however, that Section 16 of the Option Agreement requires Gentor, among other things, to "procure, and at all times during the performance of this Agreement, maintain in full force and effect such all-risk insurance as may be appropriate, but in amounts not less than $1,000,000.00 per person and $1,000,000.00 per accident for all bodily injury claims, and not less than $2,000,000.00 for all property damage claims ...." Please explain the inconsistencies in the business section.

Legality Opinion

55. We note that the legality opinion relates to the offer and sale by the company of up to 1,500,000 shares of common stock. Please reconcile this statement to the disclosure in the prospectus of the offer and sale by the company of up to 200,000 shares of common stock.

56. Revise your legality opinion to indicate that opinion opines upon Florida law including the Florida Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

Consent

57. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

<p style="text-align:center">* * * * *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

Thomas Kluck

for John Reynolds
Assistant Director

cc: Edward H. Gilbert, Esq.
Fax: (561) 361-9369